Exhibit 21

Eateries, Inc.

Subsidiaries of the Registrant
Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Ownership

Fiesta Restaurants, Inc.	Oklahoma	100.0

Roma Foods, Inc.	Oklahoma	100.0

Garfield Management, Inc.	Oklahoma	100.0